As filed with the SEC on January 8, 2015

File No. 333-200863

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ Pre-Effective Amendment No. 1	☐ Post-Effective Amendment No.

(Check appropriate box or boxes)

THE VICTORY PORTFOLIOS

(Exact Name of Registrant as Specified in Charter)

3435 Stelzer Road

Columbus, Ohio 43219

(Address of Principal Executive Office)

(800) 539-3863

(Area Code and Telephone Number)

Copy to:

Charles Booth CITI Fund Services Ohio, Inc. 3435 Stelzer Road Columbus, Ohio 43219 (Name and Address of Agent for Service)	Christopher K. Dyer The Victory Portfolios 4900 Tiedeman Road, 4th Floor Brooklyn, Ohio 44144	Jay G. Baris Morrison & Foerster LLP 250 West 55th Street New York, New York 10019-9601

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Title of Securities Being Registered: Shares of beneficial interest, $0.001 par value.

No filing fee is due because an indefinite number of shares has been registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

THE VICTORY PORTFOLIOS

This Pre-Effective Amendment consists of the following:

(1)  Facing Sheet of the Registration Statement.

(2)  Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from the Registration Statement on Form N-14 (File No. 333-200863), filed on December 11, 2014.

This Pre-Effective Amendment is being filed solely to file a delaying amendment to the Registration Statement.

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THE VICTORY PORTFOLIOS

Part C. Other Information

Item 15. Indemnification

The response to this item is incorporated by reference to the response to Item 30 of Part C of Post-Effective Amendment No. 114 to Registrant’s Registration Statement on Form N-1A filed electronically on April 3, 2014, accession number 0001104659-14-025664.

ITEM 16.	EXHIBITS.

1.	(a) Certificate of Trust dated December 6, 1995.(1)
(b) Delaware Trust Instrument dated December 6, 1995, as amended March 27, 2000.(2)
(c) Schedule A to the Trust Instrument, current as of May 22, 2014.(10)
2.	Bylaws, Amended and Restated as of August 26, 2009.(4)
3.	None.
4.	Agreement and Plan of Reorganization is incorporated by reference to Exhibit A to the Proxy Statement/Prospectus filed as Part A of this Registration Statement on Form N-14.
5.

The rights of holders of the securities being registered are set out in Articles II, VII, IX and X of the Trust Instrument referenced in Exhibit (1)(b) above and in Article IV of the Bylaws referenced in Exhibit (2) above.

6.	(a) Investment Advisory Agreement dated August 1, 2013 between Registrant and Victory Capital Management Inc.(1)
(b) Schedule A to the Investment Advisory Agreement, as of May 22, 2014.(8)
7.	(a) Distribution Agreement dated August 1, 2013 between Registrant and Victory Capital Advisers, Inc.(1)
(b) Schedule I to the Distribution Agreement, as of May 22, 2014.(8)
8.	None.
9.	(a) Mutual Fund Custody Agreement dated July 1, 2011 between Registrant and KeyBank National Association (“KeyBank”).(5)
(b) Attachment A to the Mutual Fund Custody Agreement, as of May 22, 2014.(8)
(c) Schedule I to the Mutual Fund Custody Agreement, as of May 22, 2014.(8)
10.	(a) Distribution and Service Plan dated August 1, 2013 for Class A shares of Registrant.(1)
(b) Schedule I to Distribution and Service Plan for Class A Shares, current as of May 22, 2014.(8)
(c) Distribution and Service Plan dated February 26, 2002 as amended February 5, 2003 for Class C shares of Registrant.(7)
(d) Schedule I to Distribution and Service Plan for Class C Shares, current as of May 22, 2014.(8)
(e) Amended and Restated Distribution and Service Plan dated December 11, 1998 as amended and restated February 20, 2013 for Class R shares of Registrant.(7)
(f) Schedule I to the Amended and Restated Distribution and Service Plan for Class R Shares, current as of May 22, 2014.(8)
(g) Amended and Restated Rule 18f-3 Multi-Class Plan, amended and restated May 22, 2014.(8)
11.	Opinions of Morrison & Foerster LLP and Morris Nichols Arsht & Tunnell LLP, relating to the Dividend Growth Fund (to be filed by amendment).
12.	Opinion of Morrison & Foerster LLP regarding tax matters (to be filed by subsequent post-effective amendment).
13.	Form of Expense Limitation Agreement between Registrant and Victory Capital Management Inc. (10)
14.	Consent of Independent Registered Public Accounting Firm. (9)
15.	None.
16.	(a) Powers of Attorney of Leigh A. Wilson, Nigel D. T. Andrews, David Brooks Adcock, E. Lee Beard, David C. Brown, David L. Meyer and Sally M. Dungan.(5)
(b) Powers of Attorney of Thomas D. Eckert and Thomas Lemke. (11)
17.	None.

(1)              Filed as an Exhibit to Post-Effective Amendment No. 106 to Registrant’s Registration Statement on Form N-1A filed electronically on October 15, 2013, accession number 0001104659-13-075668.

(2)              Filed as an Exhibit to Post-Effective Amendment No. 60 to Registrant’s Registration Statement on Form N-1A filed electronically on June 1, 2000, accession number 0000922423-00-000816.

(3)              Filed as an Exhibit to Post-Effective Amendment No. 112 to Registrant’s Registration Statement on Form N-1A filed electronically on March 28, 2014, accession number 0001104659-14-024014.

(4)              Filed as an Exhibit to Post-Effective Amendment No. 89 to Registrant’s Registration Statement on Form N-1A filed electronically on December 4, 2009, accession number 0001104659-09-068535.

(5)              Filed as an Exhibit to Post-Effective Amendment No. 97 to Registrant’s Registration Statement on Form N-1A filed electronically on December 22, 2011, accession number 0001104659-11-070891.

(6)              Filed as an Exhibit to Post-Effective Amendment No. 86 to Registrant’s Registration Statement on Form N-1A filed electronically on November 14, 2008, accession number 0001104659-08-071024.

(7)              Filed as an Exhibit to Post-Effective Amendment No. 105 to Registrant’s Registration Statement on Form N-1A filed electronically on October 15, 2013, accession number 0001104659-13-075668.

(8)              Filed as an Exhibit to Registrant’s Registration Statement on Form N-14, File No. 333-19666, filed electronically on June 11, 2014, accession number 0001104659-14-045290.

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(9)              Filed as an Exhibit to Registrant’s Registration Statement on Form N-14, File No. 333-200863, filed electronically on December 11, 2014, accession number 0001104659-14-086186.

(10)       Filed as an Exhibit to Registrant’s Registration Statement on Form N-14, File No. 333-19666, filed electronically on October 10, 2014, accession number 0001104659-14-071313.

(11)       Filed as an Exhibit to Registrant’s Registration Statement on Form N-14, File No. 333-19666, filed electronically on November 24, 2014, accession number 0001104659-14-083008.

ITEM 17. UNDERTAKINGS.

(1)                                                           The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)                                                           The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)                                                           The undersigned Registrant undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) through an amendment to this Registration Statement no later than a reasonable time after the closing of the Reorganization.

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SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 8th day of January, 2015.

THE VICTORY PORTFOLIOS
(Registrant)

By	/s/ Christopher K. Dyer
Christopher K. Dyer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the date stated above.

	/s/ Christopher K. Dyer	President
Christopher K. Dyer

	/s/ Christopher E. Sabato	Treasurer
Christopher E. Sabato

	*	Chairman of the Board and Trustee
Leigh A. Wilson

	*	Trustee
David Brooks Adcock

	*	Trustee
Nigel D. T. Andrews

	*	Trustee
E. Lee Beard

	*	Trustee
David C. Brown

	*	Trustee
Sally M. Dungan

	*	Trustee
Thomas D. Eckert

	*	Trustee
Thomas P. Lemke

	*	Trustee
David L. Meyer

*By:	/s/ Jay G. Baris
Jay G. Baris
Attorney-in-Fact

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